UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	12 April 2017

Release Number	14/17

BHP BILLITON REVIEW OF ELLIOTT PROPOSAL

This update provides further information in response to the letter dated 10 April 2017 from Elliott Associates, L.P. and Elliott International, L.P. (Elliott) describing its proposals for changes to the BHP Billiton Group’s Dual Listed Company (DLC) structure, portfolio and capital management.

Please also refer to our presentation dated 12 April 2017 titled “Response to Elliott Proposals” http://www.bhpbilliton.com/media-and-insights/news-releases/2017/04/bhp-billiton-review-of-elliott-proposals.

The Board and management regularly review the DLC structure and our portfolio of assets so as to optimise long-term value for all shareholders. Consistent with this focus, the Company has simplified its business in recent years.

Andrew Mackenzie, Chief Executive Officer, said: “BHP Billiton is now a stronger, simpler company, well-positioned for future economic conditions. We are confident we have everything in place to increase returns and significantly grow shareholder value.”

Elliott’s proposals are not new to BHP Billiton. We have assessed in detail many times over the past years options to unify the DLC structure and enhancements to our portfolio, including divestment of Petroleum. Consistent with our capital allocation framework, we regularly consider buybacks as an alternative use for our excess cash.

Management has been engaged in discussions with Elliott over many months on its proposals and is familiar with the views expressed by Elliott. The elements of Elliott’s proposal have also been considered by the Board.

Against the background of the ongoing assessment by the Board and management of our DLC, our portfolio of assets and the capital allocation framework, we have provided detailed feedback to Elliott on the challenges inherent in their proposals. Our presentation today is consistent with that feedback.

The Board and management have concluded that the costs and associated disadvantages of each element of Elliott’s proposal would significantly outweigh the potential benefits. We believe that Elliott materially overstates the potential value that could be created by its proposals:

•	Unifying the DLC structure in the manner proposed by Elliott could destroy at least US$1.3 billion in value to save less than US$2.5 million a year - for no identifiable material or strategic benefit.

•	Petroleum remains core to the BHP Billiton strategy and has the potential to create significant long term value at high returns. With our strong business plan, our view is that the Petroleum business as a part of the BHP Billiton portfolio currently offers more value to shareholders than if it were a separate entity. Furthermore, BHP Billiton has disclosed the information the market needs to value the Petroleum business.

•	Share buybacks are a core element of our capital allocation framework. We have returned to shareholders approximately US$23 billion in buybacks, and approximately US$56 billion[1] in dividends since the formation of the DLC. Decisions on buybacks need to consider the cyclical nature of the resources industry and returns available from other uses of cash.

Unification of the DLC

Under the DLC, BHP Billiton has a premium listing on the London Stock Exchange (LSE) and a primary listing on the Australian Securities Exchange (ASX).

Elliott proposes that the Group replace the DLC with a single United Kingdom incorporated company with a primary listing in the United Kingdom on the LSE and with a secondary listing of Chess Depository Interests in Australia on the ASX.

All shareholders would lose from the substantial costs that would be incurred were this proposal to be implemented. The associated incremental taxes and duties could result in a potential loss in value of at least US$1.3 billion. The savings from no longer having to maintain the DLC are estimated to be less than US$2.5 million per annum.

After assessing the proposal, we have not identified any material or broader strategic benefits from unification in the manner proposed by Elliott.

The unification proposed by Elliott would result in a transfer of value from BHP Billiton Limited shareholders to BHP Billiton Plc shareholders. BHP Billiton Limited shares currently trade at a 14 per cent premium to BHP Billiton Plc shares. BHP Billiton Limited shareholders would face additional downside risk if the new London listed shares created by Elliott’s proposal were to trade at a blended price of the existing BHP Billiton Plc and BHP Billiton Limited shares.

The proposed restructure could waste franking credits2. If implemented, franking credits would need to be attached to the ordinary dividends paid to all shareholders - including to investors not tax resident in Australia who could not use the franking credits.

1 Dividends exclude FY2017 H1 interim dividend and include distribution of shares in South32 to BHP Billiton shareholders.

2 BHP Billiton generates tax credits on profits generated by its Australian assets. These franking credits can be used by shareholders who are tax resident in Australia to offset tax liabilities and for some shareholders excess franking credits are refundable.

South African shareholders, who comprise 17 per cent of the BHP Billiton Plc register, would face particular risk as they would not obtain capital gains tax roll-over relief and might need to pay tax under Elliott’s proposal.

The restructure could also make buybacks less attractive from a shareholder perspective. Unifying the DLC would reduce the proportion of franking credits that could be used when the Group conducts off-market buybacks of securities quoted in Australia on the ASX – reducing the potential returns for all shareholders.

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders would need to separately approve the proposed unification.

Unification is not a prerequisite for BHP Billiton to manage its portfolio of assets or to conduct on- or off-market buybacks.

US Petroleum demerger

BHP Billiton invests in commodities in which it has a competitive advantage and through which it can generate strong margins through the cycle. Oil and gas fit these criteria. Over the past five years, the Petroleum business has accounted for more than 20 per cent of Group production and more than 30 per cent of Group Underlying EBITDA.

BHP Billiton expects that shareholders will benefit from the realization of high returning growth options in BHP Billiton’s US Petroleum business given the current market outlook as well as successful efforts to commercialise its onshore US investments, reduce costs and invest in high quality brownfield and exploration opportunities.

BHP Billiton’s scale, balance sheet strength and diversification are a competitive advantage in oil and gas. As part of a larger group, the Petroleum business can secure major opportunities that would be unavailable to a smaller independent company. As part of a diverse portfolio, BHP Billiton’s US Petroleum business faces less pressure on reserve replenishment and sustaining volumes than a pure play oil and gas company, allowing it to focus on value creation. BHP Billiton can apply mining expertise in the Petroleum business and oil and gas expertise in its minerals business, raising the operational performance of both.

The value case for a US Petroleum demerger is unclear. BHP Billiton has disclosed the information the market needs to fully value the Petroleum business.

Elliott proposes that BHP Billiton demerge its US petroleum assets into a separate New York Stock Exchange (NYSE) listed entity. A NYSE listing would not suit all current BHP Billiton shareholders.

Implementation of Elliott’s proposal would also involve significant risk. It would leave a sub-scale residual Petroleum business within BHP Billiton, put pressure on the Group’s strong balance sheet and we would lose significant diversification benefits. By themselves, the US Petroleum assets would face higher financing and operating costs because they would no longer benefit from BHP Billiton’s strong balance sheet, global procurement systems and the functional support offered by BHP Billiton’s operating model.

As noted above, BHP Billiton regularly reviews its portfolio and this has resulted in the sale of over US$2.5 billion of Petroleum assets over the last four years.

Buybacks

BHP Billiton has a strong track record of returning cash to shareholders. Since the formation of the DLC, we have returned to shareholders approximately US$23 billion in buybacks of BHP Billiton Limited and BHP Billiton Plc shares, and approximately US$56 billion3 in dividends.

Under BHP Billiton’s capital allocation framework, debt reduction, incremental dividends, buybacks, growth and acquisitions compete for excess free cash flow. Buybacks are a core element of this framework.

Under the capital allocation framework, BHP Billiton assesses the value buybacks could create compared to the competing objectives of further strengthening the balance sheet, investing in long term value growth and making additional dividend payments.

Elliott proposes that BHP Billiton should mechanistically target a net debt ratio of 1.3x EBITDA (or other similar metric) and then conduct regular off-market buybacks, at a 14 per cent discount, with all excess cash. This approach does not recognise the cyclical nature of the resources industry. If this approach had been adopted in 2012, BHP Billiton’s net debt would now be more than double its current level - placing the Company’s balance sheet at risk, particularly in a time of volatile markets.

Conclusion

The Board and management of BHP Billiton remain committed to optimising sustainable, long-term value in the interests of all shareholders. We are confident in our strategy, and will continue on our deliberate path to continue to grow shareholder value and build on our long history of proven results.

Further information on BHP Billiton can be found at: bhpbilliton.com

3 Dividends exclude FY2017 H1 interim dividend and include distribution of shares in South32 to BHP Billiton shareholders.

Media Relations	Investor Relations

Australia and Asia

Gabrielle Notley

Tel: + 61 3 9609 3830 Mobile: +61 411 071 715

Email: Gabrielle.Notley@bhpbiliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile: +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile: +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Neil Burrows

Tel: +44 207 802 7484 Mobile: +44 7786 661 683

Email: Neil.Burrows@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	April 12, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary